QUEBECOR MEDIA INC.
612 Saint-Jacques Street
Montreal, QC H3C 4M8
Canada
VIA EDGAR
January 30, 2008
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549.

RE:	Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006, as amended
Filed March 30, 2007
File No. 333-13792
Dear Mr. Spirgel,
You will find attached our responses to the comments included in your letter dated January 16, 2008 regarding the Form 20-F filed by Quebecor Media Inc. (“the Company”) for fiscal year ended December 31, 2006, as amended. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.
If you have any further comments or would like to discuss any of the responses, please contact us at your convenience.
Sincerely yours,
/s/ Louis Morin
Name:  Louis Morin
Title:   Vice President and Chief Financial Officer

cc:	Mr. Denis Sabourin – Quebecor Media Inc.
Mr. Laurent Giguère – KPMG LLP
Mr. Peter Wiazowski – Ogilvy Renault LLP

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

General
Comment 1:
We note your responses to prior comments 2, 3, 4, 7 and 10. We understand that you will be amending your filing to comply with our comments.
Answer:
We confirm that we will be amending the filing to reflect the Company’s responses to the Staff’s comments.
Amendment #2 to the Form 20F/A for Fiscal Year Ended December 31, 2006
1(e) Revenue Recognition
Cable segment, page F-12
Comment 2:
We note your response to prior comment 5. We understand that you have promotion offers that provide your customers with three free months of service when they enter into a service contract. We also understand that you begin recognizing service in the fourth month of this contract. Pursuant to SAB 104, it appears that you should recognize the total arrangement consideration allocable to the service element over the period of performance (service period). Please revise the US GAAP reconciliation accordingly or advise us.
Answer:
We agree that the total arrangement consideration allocable to the service element should be recognized over the performance period pursuant to SAB 104. In the normal course of operations, our Cable segment makes various promotional offers that provide our customers with free service or discounts for a limited period of time when they enter into a service contract. Our promotional offers are aimed at attracting new customers and to lesser extent, retaining existing customers. Changes to our promotional offers are frequent, as we continually respond to changes in our markets. In addition, our customer base is comprised of a significant number of customers, each of which is individually insignificant. As of September 30, 2007, we had 899,000 cable Internet, 574,000 IP telephony and 1,616,000 cable television customers. A significant portion of our customers subscribe to our services on a bundle basis for which we offer discounted pricing over the entire term of the agreements as opposed to free service periods at inception. Given these factors, it has not been our practice to account for promotional offers at the individual customer level.
We monitor the financial impact of promotional offers in particular in light of the changes we make to our offers. Using the dual method of assessing materiality, we concluded that the impact of our accounting method for promotional offers was not material from both a quantitative and a qualitative point of view. In arriving at this conclusion, we fully consider the guidance provided in SAB 99 — Materiality.
In 2006, we estimate that the impact on our quarterly financial statements of our accounting method for promotional offers range from an overstatement of 0.11% to an understatement of 0.05% of our revenues and from an overstatement of 0.73% to an understatement of 0.13% of our net income. As well, the cumulative after tax impact represents at the end of 2006, 0.05% of our total assets and 0.53% of our net income.
We also reviewed all the qualitative guidance provided SAB 99 — Materiality and concluded that there are no material qualitative impact arising from considerations that may apply to our situation, including but not limited to imprecision, trends in our financial performance indicators, changes from a loss to income, impact on a significant segment, compliance with contractual requirements, and effect on management’s compensation.
We conclude that a revision of our financial statement is not required in our 2006 Form 20/A. Based on the same analysis, we arrive at the same conclusion for 2007.
In April 2007, the federal government Order in Council lifted winback restrictions and relaxed the criteria for forbearance from regulation of local exchange telephone services. Under the new rules, the main residential markets in Quebec were deregulated as of August 2007. Considering the significant impact of this decision on our competitive environment, we foresee a potential increase in our promotional offers in 2008. Accordingly, we expect to change in 2008 our accounting method for promotional offers to comply with SAB 104.

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

Comment 3:
We note your response to prior comment 6. Since the activation is considered part of the equipment accounting unit under EITF 00-21, please delete the reference to the “activation fees.”
Answer:
We will delete the reference to the activation fees. The enhanced disclosure of our accounting policy in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), will now be as follows (changes underlined):
“Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless phones, revenue from equipment sales are recognized when the phone is delivered and activated.”

2